Exhibit 1.01
Conflict Minerals Report

I.	INTRODUCTION
Thermo Fisher Scientific Inc. (“Thermo Fisher,” the “Company,” “we,” “us” or “our”) has included this Conflict Minerals Report (the “Report”) as an exhibit to its Form SD, as provided in Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1” or the “Conflict Minerals Rule”) for the reporting period from January 1, 2022 to December 31, 2022.

Applicability of the Conflict Minerals Rule to Our Company

Thermo Fisher is the world leader in serving science. Our Mission is to enable our customers to make the world healthier, cleaner and safer. We serve customers working in pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental, industrial, research and development, quality and process control settings.

We report our business in four segments – Life Sciences Solutions, Analytical Instruments, Specialty Diagnostics, and Laboratory Products and Biopharma Services. For a description of the products we manufactured in 2022, see the products description for each of our businesses on pages 3-5 of our 2022 Annual Report on Form 10-K, which you can find at https://ir.thermofisher.com/investors/financials/annual-reports/default.aspx. For 2022, our in-scope products that contain columbite-tantalite (coltan), cassiterite, wolframite, and gold, or their derivatives, tantalum, tin, and tungsten, collectively known as “Conflict Minerals” or “3TG” that originated or might have originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”), included products within each of our segments.

II.	REASONABLE COUNTRY OF ORIGIN INQUIRY

As required by the Conflict Minerals Rule, for 2022, we conducted a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the 3TG in in-scope products originated in the Covered Countries and whether any of the 3TG may be from recycled or scrap sources.

We do not source the necessary 3TG in the in-scope products that we manufacture directly from mines, smelters or refiners and believe that we are in most cases many levels removed from these market participants. We rely on suppliers whose materials or components are likely to contain 3TG to provide us with information about the origin of 3TG contained in those materials or components.

For 2022, we engaged an independent third-party supply chain expert (“Service Provider”) to assist with our 3TG due diligence program. Acting on our behalf, the Service Provider sought sourcing information from our suppliers by asking them to complete the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (the “RMI”). The CMRT facilitates general disclosures and information regarding smelters and refiners that provide materials to the supplier. It includes questions regarding the supplier’s sourcing policy, the engagement process with its direct suppliers, and the identification of the smelters or refiners used by the supplier. The Service Provider reviewed the responses on the CMRTs received from our suppliers for plausibility, consistency and gaps as described in its procedures. If any of the Service Provider’s quality control flags were raised, the Company’s project manager contacted the supplier for further information or response.

To attempt to maximize the number of accurate and complete responses received, all outbound e-mail communications sent on our behalf from the Service Provider to suppliers included links to training and education on the completion of the CMRT form as well as access to a resource center designed to address any supplier questions. The Service Provider also provided foreign language support for our international suppliers, including translating survey requests into multiple languages and, upon request, making available experts who are fluent in other languages. Suppliers that required additional information or clarification in order to complete their response were escalated to the Company’s project manager for direct assistance. We also conducted an interactive webinar to educate suppliers on, and answer questions about, the Conflicts Mineral Rule and how to complete the CMRT.

Despite our extensive attempts to obtain responses from our suppliers, given the large number of suppliers in our supply chain, it is not feasible to receive survey responses from all our suppliers. Once the Service Provider completes all communications in connection with the initial survey, members of the Company’s procurement team contact non-responsive suppliers who are determined to have a certain volume of sales to the Company (or “spend”), in order to encourage these suppliers to respond. The project manager also contacts certain non-responsive suppliers towards the end of the RCOI. As a result of the actions undertaken during the RCOI, the Company received survey responses from suppliers representing 91% of our in-scope spend.

Based on the RCOI, pursuant to the Conflict Minerals Rule, we exercised due diligence for 2022. These due diligence efforts are discussed below.

III.	DUE DILIGENCE PROGRAM

Design of Due Diligence Measure

We have designed and executed a supply chain due diligence process in accordance with Annex I of the Organisation for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”).

Our 3TG due diligence framework has been designed to be in line with the steps of the OECD Guidance, as applicable for downstream companies (as the term is defined in the OECD

Guidance), in all material respects. In conformity to the OECD Guidance’s five step process, we designed our due diligence measures to:
1.Establish strong Company management systems for 3TG supply chain due diligence and reporting compliance;
2.Identify and assess 3TG risks in our supply chain;
3.Design and implement strategies to respond to identified 3TG risks;
4.Contribute to independent third-party audits of the due diligence practices of 3TG smelters and refiners by participating in industry organizations; and
5.Report on our 3TG supply chain due diligence activities, as required by the Conflict Minerals Rule.

Due Diligence Measures Performed

As our RCOI indicated that some of our products contain 3TG minerals sourced from the Covered Countries, we performed due diligence measures in line with the five steps outlined above. This section outlines what each step of our process covered, followed by the procedures we performed to address these requirements.

Step One: Establish strong Company management systems for 3TG supply chain due diligence and reporting compliance.

Thermo Fisher maintains strong management systems for 3TG through an ongoing cross functional project stakeholder group with representation from the necessary internal departments. This group is led by our legal and procurement departments, and we continue to employ a dedicated project manager for this process. The project manager provides updates on the program status to appropriate members of management.
Among the elements of our strong Company management systems are:
•The Conflict Minerals statement that describes how we expect to meet our objective for responsible sourcing of materials in our products;
•The Supplier Code of Conduct that requires suppliers to design and implement reasonable processes to ensure that the products supplied to the Company will eventually be “DRC Conflict-Free” and to assist us with our 3TG compliance by making a reasonable, good-faith effort to answer any questions and to provide all materials requested by the Company regarding this initiative;
•Specific language in our forms of master supply agreements and purchasing terms and conditions requiring suppliers to comply with our Supplier Code of Conduct; and
•A grievance mechanism for suppliers and others to report 3TG issues to the extent they exist.

Our Conflict Minerals statement, Supplier Code of Conduct, contract language, and grievance mechanism are reviewed periodically by the project stakeholder group and revised as needed.

Our Conflict Minerals statement, Supplier Code of Conduct, Form SD, including our Conflict Minerals Report, and other Conflict Minerals documents are located on our public website at: https://corporate.thermofisher.com/us/en/index/corporate-social-responsibility/operations/global-supply-chain.html.

We have also established a robust system of controls and transparency over the 3TG supply chain. This process is in line with the process followed for our RCOI described under the heading, “Reasonable Country of Origin Inquiry” in Part II of this Report.

Step Two: Identify and assess 3TG risks in our supply chain.

We do not source the necessary 3TG in the in-scope products that we manufacture directly from mines, smelters or refiners and believe that we are in most cases many levels removed from these market participants. We rely on suppliers whose materials or components are likely to contain 3TG to provide us with information about the origin of 3TG contained in those materials or components; therefore, we use the results of our survey to identify risks to mitigate in our supply chain.

To identify the supplier base to survey, we completed a focused risk assessment involving our product commodity team members. We continue to strive to survey an optimal subset of our supply base by having our product commodity team members with significant experience in their respective areas assign 3TG risk levels for each product commodity classification. In order to help our commodity team members make more informed decisions on project scoping, we provide them with relevant survey results from prior years. Additionally, we continue to focus our resources on suppliers with the highest risk of utilizing 3TG from a Covered Country.

For the 2022 reporting period, we had 860 in-scope suppliers.

Step Three: Design and implement strategies to respond to identified 3TG risks.

In response to this risk assessment, the Company has developed a risk management plan through which the project team manages our 3TG program. Our mitigation process is triggered when a supplier falls into one of the following categories (which we refer to as being a “high-risk supplier”):
•Suppliers that do not respond;
•Suppliers that refuse to commit to strengthening their program; and
•Suppliers that identify smelters or refiners that are high-risk for conflict sourcing.

Some of the responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners. We do not typically have direct relationships with 3TG smelters or refiners nor do we perform or direct audits of these entities within our supply chain. If a supplier indicated that an identified smelter or refiner was certified as “Conformant,” the Service Provider confirmed that this was so by matching the smelter or refiner name to the RMI listing of “Conformant” smelters and refiners. We are working with the Service Provider to determine the status of the smelters and refiners listed in the submitted CMRTs that are not certified as “Conformant” by the RMI, including through our involvement in the RMI as outlined in Step Four.

We have also taken steps to attempt to minimize the number of high-risk suppliers with which we engage. For example, we continue to instruct our procurement team to ensure that new suppliers for products developed by Thermo Fisher must provide a RCOI response as a prerequisite for supplier on-boarding, and to search for alternate suppliers if the original supplier does not provide an RCOI response.

In addition, research and development teams are provided access to a regularly updated list of preferred suppliers, which was developed using several criteria, including whether the supplier provides an acceptable RCOI response. By prequalifying new suppliers, we identify potentially uncooperative suppliers before we begin purchasing parts that may contain 3TG.

In line with future due diligence considerations from last year, we began leveraging the RMI’s Risk Readiness Assessment to engage supplier companies beyond the first supply chain tier in order to adopt more progressive risk management practices.

Step Four: Contribute to independent third-party audits of the due diligence practices of 3TG smelters and refiners by participating in industry organizations.

We participated in independent third-party audits of smelters and refiners through our membership in the RMI. The RMI’s Responsible Minerals Assurance Process (the “RMAP”) independently audits the source, including mines of origin and chain of custody, of the 3TG minerals used by smelters and refiners that agree to participate in the RMAP. Smelters and refiners are found to be RMAP Conformant once they successfully complete an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment protocol.

In order to further the efforts of the RMI, we are actively participating in the organization’s minerals reporting template team that is revising and testing future 3TG survey templates and we are members of the due diligence practice team which has developed “good practice” guides for encouraging supplier compliance.

Additionally, the RMI developed content for general supplier training on 3TG due diligence, reporting requirements, and supply chain risks. These training modules, including training targeting smelters and refiners interested in undergoing an RMAP audit, are recorded and posted to the RMI’s eLearning Academy (which is free and available to the public).

Step Five: Report on our 3TG supply chain due diligence activities, as required by the Conflict Minerals Rule.

Based on the results of the RCOI and associated supplier due diligence, a Form SD and this Conflict Minerals Report were prepared. This Conflict Minerals Report is posted on our public website at: https://corporate.thermofisher.com/us/en/index/corporate-social-responsibility/operations/global-supply-chain.html.

We will continue to develop and build upon our due diligence measures for the current year to increase supplier response and further understand the smelters and refiners within our supply chain.

IV.	FUTURE DUE DILIGENCE CONSIDERATIONS

In order to improve on our supply chain due diligence practices from the current year, we plan to incorporate the following measures, among others, for compliance in future years:

•Leverage the Company’s other compliance programs to improve response rate and supplier experience;
•Participate in initiatives to encourage smelters and refiners to join the RMI and become Conformant;
•Continue to request that selected suppliers that provided company level information for 2022 provide product level information for 2023, through ongoing outreach with these suppliers; and
•Monitor and encourage the continuing development and progress of traceability measures at suppliers that indicated for 2022 that the source of 3TG was unknown or undeterminable.

V.	DUE DILIGENCE RESULTS

We focused our due diligence efforts on the 3TG suppliers that we determined to be high-risk as described in Step Three under the heading, “Due Diligence Program” in Part III of this Report. The majority of these suppliers did not provide product level responses to the RCOI, but rather reported in aggregate by company. As such, we do not know how many of the smelters or refiners reported by these suppliers relate specifically to our supply chain. Nonetheless, the suppliers underwent further due diligence on the source and chain of custody of 3TG in their products. We have received confirmation from 94% of the suppliers that identified smelters or refiners that are high-risk for conflict sourcing that they are either working to resolve the issue or that the smelters have been reported in error and are not in the supply chain.

These suppliers have reported to us the inclusion in their supply chain of 3TG from more than 95% of the smelter or refiner facilities in the world (as recognized by the RMI).

We do not believe that all of these facilities are contributing to the production of Thermo Fisher products. The potential over-reporting of smelter or refiner facilities is a function of our products containing components several steps removed from the facilities and intermediate suppliers failing to provide customer- and product-specific CMRTs to our direct suppliers. In addition, the smelters and refiners reported to us by our suppliers may not be all of the smelters and refiners in our supply chain, since many suppliers were unable to identify all of the smelters and refiners used to process the necessary 3TG content contained in the in-scope products that we manufactured and not all of the suppliers responded to our inquiries.

For 2022, we were unable to determine the origin of a portion of the 3TG that were necessary to the functionality or production of the products that we contracted to be manufactured. None of the necessary 3TG contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the Covered Countries. However, we did not conclude that any of our products were “DRC conflict free.”

Efforts to Determine Mine or Location of Origin

We requested that our suppliers complete the CMRT, which includes the completion of all necessary smelter and refiner identification information. Where a smelter or refiner was identified and was listed as Conformant, we also reviewed information made available by the RMI to its members. If the smelter or refiner was identified but was not listed as Conformant, we worked with the Service Provider to attempt to determine the status of the smelters and refiners. In addition, the Service Provider conducted additional due diligence to determine the location of smelters and refiners that are potentially in our supply chain.

Forward-Looking Statements

Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934 are made throughout this Report. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements. While the Company may elect to update forward-looking statements in the future, it specifically disclaims any obligation to do so, even if the Company’s estimates change and readers should not rely on those forward-looking statements as representing the Company’s views as of any date subsequent to the date of the filing of this Report. A number of important factors could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those set forth in our most recent annual report on Form 10-K, which is on file with the SEC and available in the “Investors” section of our website under the heading “SEC Filings” and those detailed under the heading, “Future Due Diligence Considerations” in Part IV of this Report.